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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   FORM 12B-25
                           NOTIFICATION OF LATE FILING

(Check  One):  [x]  Form  10-K  [  ]  Form  20-F  [  ]  Form 11-K [  ] Form 10-Q
               [ ]  Form  N-SAR

         For  Period  ended:  December  31,  2002
         [  ]  Transition  Report  on  Form  10-K
         [  ]  Transition  Report  on  Form  20-F
         [  ]  Transition  Report  on  Form  11-K
         [  ]  Transition  Report  on  Form  10-Q
         [  ]  Transition  Report  on  Form  N-SAR
         For the Transition Period Ended:_______________________________________

  Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: N/A

PART  I  -  REGISTRANT  INFORMATION

Industries  International,  Incorporated
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Full  Name  of  Registrant

N/A
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Former  Name  if  Applicable

4/F  Wondial  Building,  6  South  Keji  Road
Shenzhen  High  Tech  Industrial  Park,  Shennen  Road
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Address  of  Principal  Executive  Office  (Street  and  Number)

Shenzhen,  China
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City,  State  and  Zip  Code

PART  II  -  RULES  12b-25(b)  AND  (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]
          (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date.

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


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PART  III-  NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

     Pursuant to an Amended and Restated Agreement and Plan of Share Exchange dated as of February 10, 2003 (the "Exchange Agreement") by and among Broad Faith Limited, a British Virgin Islands company ("Broad Faith"), Dr. Kit Tsui, an individual who was the sole stockholder of Broad Faith ("Dr. Tsui"), Industries International, Incorporated (the "Company"), Daniel Shuput, an individual who was the holder of at least a majority of the Company's outstanding capital stock, William Roberts and Gayle Terry, each individual stockholders of the Company, the Company agreed to issue to Dr. Tsui 28,131,944 shares of its common stock, par value $.01 per share, in exchange for each share of Broad Faith's common stock, par value $1.00 per share, issued and outstanding on the date of the consummation of the exchange. At the closing of the transaction, the Company acquired 100% of the issued and outstanding shares of Broad Faith and Broad Faith became a wholly-owned subsidiary of the Company. The Company is still in the process of compiling financial and other information that must be included in its Form 10-KSB relating to this acquisition. The compilation of this information has been difficult because the principals reside in China, but the Company anticipates that its Form 10-KSB will be completed and filed by April 15, 2003.

PART  IV  -  OTHER  INFORMATION

(1) Name and telephone number of person to contact in regard to this notification


Weijiang  Yu               011-86          755-26983856
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(Name)                    (Area  Code)     (Telephone  Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [x] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[ ] Yes  [x]  No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                     Industries  International, Incorporated
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                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  March  29,  2003


Weijiang  Yu
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Weijiang  Yu,  President

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INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).







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